

September 3, 2013

<u>Via E-mail</u>
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

  Re: **Black Hills Corporation**
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed February 25, 2013
    File No. 1-31303

Dear Mr. Cleberg:

  We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jim Allegretto

         Jim Allegretto
         Senior Assistant Chief Accountant